Exhibit 99.1

Polyrizon Expands Drug Delivery Innovation with Preclinical Studies for Epilepsy Rescue Treatment

Raanana, Israel, March 25, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announced today the initiation of preclinical studies for intranasal Benzodiazepines (BZDs), a first-line treatment for acute repetitive seizures (ARS) and status epilepticus, using its proprietary drug delivery platform.

According to the World Health Organization (WHO), epilepsy is a neurological condition affecting about 50 million people worldwide. Many existing therapies fail to provide adequate control of acute repetitive seizures and may come with undesirable adverse effects.  The global acute repetitive seizures market size was estimated at USD 3.15 billion in 2024 and is projected to grow at a CAGR of 12.7% from 2025 to 2030.

According to the latest research study, the global epilepsy treatment devices market was valued at approximately USD 526.8 Million in 2023 and is expected to reach a value of around USD 787.3 Million by 2033, growing at a compound annual growth rate (CAGR) of about 4.1% during the forecast period 2024 to 2033.

The study will be conducted in collaboration with Professor Fabio Sonvico, Associate Professor at the Department of Food and Drug of the University of Parma (Italy) a leading expert in the development of intranasal and pulmonary drug delivery solutions and a member of the Company’s Scientific Advisory Board.

These preclinical studies mark a step forward in evaluating Polyrizon’s Trap and Target™ (T&T) platform for the intranasal administration of Benzodiazepine, designed to enable rapid, targeted, and patient-friendly seizure rescue therapy. The studies will assess key parameters, such as drug loading capacity, release kinetics, nasal deposition and stability using a model molecule, that simulates the behavior of intranasal benzodiazepines at this early stage, laying the groundwork for further safety and efficacy testing in preclinical and clinical studies.

BZDs are well-established, first-line drugs for the acute treatment of seizures. They act by enhancing the inhibitory effects of gamma-aminobutyric acid (GABA) at the GABA-A receptor in the central nervous system, helping to quickly suppress seizure activity.

Intranasal delivery of BZDs offers multiple advantages over traditional routes of administration, including ease of use and increased accessibility. This approach allows emergency responders, caregivers and at-risk individuals to administer life-saving medication rapidly and independently in out-of-hospital settings.

“Launching this preclinical program marks an important milestone in our initiative to improve emergency treatment options for epilepsy patients,” said Tomer Izraeli, CEO of Polyrizon. “We believe our intranasal delivery platform has the potential to offer a faster, safer and more accessible solution for managing acute seizures outside of clinical settings.”

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its initiative to improve emergency treatment options for epilepsy patients, its belief that its intranasal delivery platform has the potential to offer a faster, safer and more accessible solution for managing acute seizures outside of clinical settings and the expected growth of the global acute repetitive seizures and epilepsy treatment devices markets. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com